PAGE  1 of  12 PAGES


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (Amendment No. 7)

                    THE ARISTOTLE CORPORATION
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                           040 448201
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                        February 9, 2000
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 040 448201

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                                              PAGE 2 OF 12 PAGES

1.   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Geneve Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a) [   ]
                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

NUMBER              7. SOLE VOTING POWER
OF SHARES                724,813 SHARES
BENEFICIALLY             -------
OWNED BY EACH       8. SHARED VOTING POWER
REPORTING                    0   SHARES    (See Item 5)
PERSON WITH              -------
                    9. SOLE DISPOSITIVE POWER
                         724,813 SHARES
                         -------
                    10.SHARED DISPOSITIVE POWER
                             0   SHARES    (See Item 5)
                         -------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     724,813 SHARES

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                             [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40.1%

14.  TYPE OF REPORTING PERSON*

     CO

*SEE INSTRUCTIONS

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                                           PAGE  3 OF  12 PAGES


Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 9, 1998 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.
        -----------------------
      Item 4 of the Statement is hereby amended to add the following:

      "Pursuant to a letter agreement dated February 9, 2000, Geneve converted (i) $330,000 stated value of Series E Preferred Stock into a promissory note of the Company payable to the order of Geneve in the principal amount of $330,000, and (ii) $1,920,000 stated value of Series E Preferred Stock into 489,131 shares of Common Stock. Geneve's rights to (A) acquire additional shares of securities of the Company, and (B) exercise voting rights and privileges with respect to shares of securities which it owns are subject to the terms of the Preferred Stock Purchase Agreement, as modified by the letter agreement.

      In addition, on February 9, 2000, Geneve converted 23,608 shares of Series F Preferred Stock, 4,053 shares of Series G
Preferred Stock and 29,148 shares of Series H Preferred Stock into an aggregate of 94,682 shares of Common Stock.

      Geneve reserves the right to change its mind with respect to any or all matters referred to in Item 4 of the Statement."

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------
     Item 5 of the Statement is hereby amended in its entirety to read as follows:

      "Geneve is the beneficial owner of and has the power to vote and dispose of 724,813 shares of Common Stock which constitute 40.1% of the outstanding Common Stock of the Company, as of the date of the information most recently available to Geneve. As noted in Item 2 hereof, Mr. Edward Netter may be deemed to be the controlling person of Geneve.

      On  January  2,  1998, Geneve acquired  from  the  Company
489,131  shares of Series E Preferred Stock at $4.60 per  share.
On  that  same  date,  Geneve acquired from the  Company  30,000 shares of Common Stock at $4.50 per share.

      On August 6, 1999, Geneve acquired 23,608 shares of Series
F  Preferred Stock at $10.00 per share in a private transaction.
Each  share  of  Series F Preferred Stock  is  convertible  into
1.6666667 shares of Common Stock.

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                                             PAGE 4 of 12 PAGES

      On January 3, 2000, Geneve acquired 4,053 shares of Series G Preferred Stock and 29,148 shares of Series H Preferred Stock at $10.00 per share in private transactions. Each share of Series G Preferred Stock and Series H Preferred Stock is convertible into 1.6666667 shares of Common Stock.

     On February 9, 2000, Geneve converted (i) $330,000 stated value of Series E Preferred Stock into a promissory note of the Company payable to the order of Geneve in the principal amount of $330,000, and (ii) $1,920,000 stated value of Series E Preferred Stock into 489,131 shares of Common Stock. In addition, Geneve converted (a) 23,608 shares of Series F Preferred Stock into 39,347 shares of Common Stock, (b) 4,053 shares of Series G Preferred Stock into 6,755 shares of Common Stock and (c) 29,148 shares of Series H Preferred Stock into 48,580 shares of Common Stock.

     To the best of its knowledge, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors beneficially owns any Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or
Series H Preferred Stock. In addition, except as otherwise described in the Statement, neither Geneve nor any of its officers or directors has effected any transaction in the Common Stock, Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock or Series H Preferred Stock during the past sixty days."

Item 7. Material to be Filed as Exhibits.
        ---------------------------------
     A. Letter Agreement dated February 9, 2000 between the
Company and Geneve.

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                                              PAGE 5 OF 12 PAGES


Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              GENEVE CORPORATION




                              By: /s/Steven B. Lapin
                                  ------------------
                                     Steven B. Lapin




February 15, 2000

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                                             PAGE 6 OF 12 PAGES


                                        February 9, 2000



Geneve Corporation
96 Cummings Point Road
Stamford, CT  06902

Attention:     Steven B. Lapin, President
          David T. Kettig, Esq.

Gentlemen:

     Reference is made to the Preferred Stock Purchase Agreement (the "Agreement") entered into as of October 22, 1997, between The Aristotle Corporation (the "Company") and Geneve Corporation (the "Purchaser") pursuant to which, among other things, the Purchaser acquired shares of Series E Convertible Preferred Stock of the Company (the "Geneve Preferred Stock"). Unless otherwise indicated, all capitalized terms used in this letter shall have the same meaning as set forth in the Agreement or the Certificate of Designation, as defined below.

     The Company has advised the Purchaser that, rather than wait until the mandatory redemption date of December 31, 2007, as provided in the Series E Convertible Preferred Stock Certificate of Designation (the "Certificate of Designation"), it would be beneficial to the Company for various reasons, including, but not limited to, augmentation of the Company's balance sheet and assistance with respect to the Company's tax planning efforts, if the Purchaser would accelerate the conversion (the "Conversion") of all of the Geneve Preferred Stock.

     Accordingly, in order to induce the Purchaser to accelerate the Conversion, the Company and the Purchaser hereby agree as follows:

1. Conversion Effectuated. Effective immediately, the Purchaser hereby elects to convert (a) $330,000 stated value of the Geneve Preferred Stock into a Promissory Note to be issued by the Company in the principal amount of $330,000 (in the form attached hereto as Exhibit A), and (b) $1,920,000 stated value of the Geneve Preferred Stock into 489,131 shares of the Company's Common Stock. To the extent that the terms of the Certificate of Designation and the terms of this letter differ, the terms of this letter shall prevail;

2.   Certificate of Designation Terminated  The Certificate of
  Designation shall be deemed null and void, there being no more shares of Series E Preferred Stock outstanding;

3. The Agreement. The Agreement shall remain in full force and effect provided, however, (A) Section 5.05 of the Agreement
  (i) shall terminate with respect to any limitation on the Purchaser's voting rights and privileges, effective immediately, except that it shall not terminate with respect to voting rights and privileges pertaining to the election of directors of the Company and the approval, ratification or confirmation of the appointment of the independent accountants for the Company (collectively, "Director/Auditor Voting Rights"),

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                                             PAGE 7 OF 12 PAGES



4. and (ii) shall terminate with respect to Director/Auditor Voting Rights (a) as of January 1, 2002, and (b) at any time prior to January 1, 2002, if two designated representatives of the Purchaser (currently, Edward Netter and Steven B. Lapin) are not members of the Board of Directors of the Company, and (B)
  Section 5.06 of the Agreement shall terminate, effective immediately;

5. Issuances of Stock. The Company shall not issue shares of stock (other than Excluded Shares) such that the issued and outstanding shares of the Company owned by the Purchaser represents less than 30% of the outstanding value of the stock of the Company at any testing date; provided, however, in the event that the Company issues any Excluded Shares which would cause the Purchaser to have less than 30% of the outstanding value of the stock of the Company at any testing date, the Purchaser shall have the right to purchase, as of the testing date, such number of shares of the Company's Common Stock from the Company at the then Fair Market Value thereof so that such Purchaser does not have less than 30% of the outstanding value of the stock of the Company at such testing date, provided, further, however, that the Purchaser has determined, in its sole discretion, that it is unable to purchase in the open market such shares of Common Stock at the Fair Market Value thereof as of the testing date (all of the foregoing within the meaning of Section 382 of the Internal Revenue Code of 1986 and the regulations pertaining thereto). Further, the Company shall not issue shares of stock or rights, warrants or options entitling the holders thereof to subscribe for or purchase shares of stock such as to cause an ownership change (within the meaning of Section 382 of the Internal Revenue Code of 1986 and the regulations pertaining thereto).

     The Company is aware that the Purchaser is currently the record holder of shares of Preferred Stock of the Company other than shares of Series E Convertible Preferred Stock (the "Strouse Group Preferred Stock"), which the Purchaser purchased from the previous record holders of Strouse Group Preferred Stock, and that the Purchaser has, contemporaneously herewith, provided notice to the Company, in the form attached hereto as Exhibit B, of its election to convert all of the shares of the Strouse Group Preferred Stock of which it is a record holder (namely, 56,809 shares) into 94,682 shares of the Company's Common Stock.

     The Company has advised the members of its Board of Directors that the Purchaser, in its capacity, immediately after the Conversion, as the largest holder of shares of Common Stock of the Company, desires to further assure the continuation of John J. Crawford as the Chairman, President and Chief Executive Officer of the Company.

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                                             PAGE 8 OF 12 PAGES



     If the foregoing is in conformity with your understanding and agreed to, please sign below where indicated.

                                   Very truly yours,

                                   THE ARISTOTLE CORPORATION


                                   By:  /s/ John J. Crawford
                                        --------------------
                                        John J. Crawford
                                   Its: Chairman, President and
                                        Chief Executive Officer

The foregoing is in conformity with our understanding and agreed to as of this 9th day of February, 2000.

                                   GENEVE CORPORATION

                                   (Record Holder of the Geneve
                                   Preferred Stock)


                                   By:  /s/ Steven B. Lapin
                                        -------------------
                                        Steven B. Lapin
                                   Its: President

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                                             PAGE 9 OF 12 PAGES


                                         EXHIBIT A

                        PROMISSORY NOTE


$330,000                                         February 9, 2000
--------                                   New Haven, Connecticut


     FOR VALUE RECEIVED, The Aristotle Corporation (the "Borrower") hereby promises to pay to the order of Geneve Corporation (the "Lender"), a Delaware corporation, in lawful money of the United States of America at the office of the Lender at 96 Cummings Point Road, Stamford, Connecticut, 06902, or at such other place or places or to such other party or parties as the Lender may from time to time designate, the principal sum of

        Three Hundred Thirty Thousand DOLLARS ($330,000)
        ------------------------------------------------
as follows:

     Principal. The Borrower shall pay the entire principal balance of this Note on December 31, 2001;

     Interest. Interest shall accrue on the outstanding principal balance of this Note at the rate of eight percent
     (8%) per annum, and shall be paid quarterly in arrears commencing March 31, 2000.

     It is the intent of the Lender and of the Borrower that in no event shall interest be payable at a rate in excess of the maximum rate permitted by applicable law (the "Maximum Legal Rate"). Solely to the extent necessary to prevent interest under this Note from exceeding the Maximum Legal Rate, any amount that would be treated as excessive under a final judicial interpretation of applicable law shall be deemed to have been a mistake and automatically cancelled and, if received by the Lender, shall be applied to the principal balance of this Note or, if no principal balance remains outstanding, then such amount shall be refunded to the Borrower.

     The Borrower may voluntarily prepay this Note in whole or in part at any time and from time to time without penalty, together with interest accrued on the amount prepaid through the date of prepayment.

     Upon the occurrence of any one or more of the following events (each, an "Event of Default"), the Lender at its option may declare all amounts due hereunder, including, without limitation, the entire unpaid principal balance of this Note and any accrued, unpaid interest thereon, to be immediately due and payable without notice or protest (both of which are hereby waived):

     (a) The failure to make any payment of principal or interest due pursuant to the terms of this Note on or before the due date;

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                                            PAGE 10 OF 12 PAGES


     (b) (i) The commencement by the Borrower of a voluntary case under 11 U.S.C. '101 et. seq. (the "Bankruptcy Code") or any foreign, federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, or (ii) the consent by the Borrower to the entry of an order for relief in an involuntary bankruptcy or similar case, or to the conversion of an involuntary case to a voluntary case, under any such law, or (iii) the consent by the Borrower to the appointment of, or the taking of possession by, a receiver, trustee or other custodian for all or a substantial part of its properties, or (iv) the making by the Borrower of any assignment for the benefit of creditors, or (v) the admission by the Borrower in writing of its inability to pay its debts as such debts become due, or (vi) the discontinuance of business, dissolution, winding up, liquidation or cessation of existence by the Borrower; or

     (c) (i) The entry by a court of a decree or order for relief with respect to the Borrower in an involuntary case under the Bankruptcy Code or any applicable foreign, federal or state bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed or dismissed within 60 days of the entry thereof, or (ii) the entry by a court of a decree or order for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other person having similar powers over the Borrower or over all or a substantial part of its properties.

     Upon the occurrence and continuance of any Event of Default hereunder, (i) the Lender may declare the principal balance of this Note to be immediately due and payable, provided, however, in the case of an Event of Default described in paragraphs (b) or (c) above, all amounts payable by the Borrower hereunder, including, without limitation, the principal balance and all accrued interest on this Note, shall automatically become immediately due and payable, without notice, action or election by the Lender, and (iii) the Lender may enforce any other rights granted pursuant to this Note, any other document, or by applicable law. All of the rights of the Lender hereunder shall be cumulative and not exclusive, and each of which may be exercised singly, repetitively, in any combination, and in any order. The Lender's rights and remedies hereunder may be exercised without resort or regard to any other source of satisfaction of any liabilities owing by the Borrower to the Lender. No inconsistency between the default provisions of this Note and any other agreement shall be deemed to create any additional notice, cure or grace period or derogate from the express terms of such provisions.

     Upon the occurrence of an Event of Default, the Borrower agrees to pay on demand all out-of-pocket costs and expenses (including, without limitation, reasonable attorneys' fees) incurred or paid by the holder(s) hereof in collecting or enforcing this Note.

     The Borrower hereby waives presentment, demand, protest or notice of any kind in connection with this Note. No failure on the part of the Lender in exercising any right or remedy hereunder, and no single, partial or delayed exercise by the Lender of any right or remedy shall preclude the full and timely exercise by the Lender at any time of any right or remedy of the Lender hereunder without notice. No course of dealing or other conduct, no oral agreement or representation made by the Lender or usage of trade shall operate as a waiver of any right or remedy of the Lender. This Note contains the entire agreement between the parties with respect to the subject matter hereof, and supersedes every course of dealing, other conduct, oral agreement or representation previously made by the Lender. In the event that any court of competent jurisdiction shall determine that any provision, or portion thereof, contained in

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                                             PAGE 11 OF 12 PAGES


this Note shall be unenforceable in any respect, then such provision shall be deemed limited to the extent that such court deems it enforceable, and the remaining provisions of this Note shall nevertheless remain in full force and effect.

     None of the terms or provisions of this Note may be excluded, modified, or amended except by a written instrument duly executed on behalf of both the Borrower and the Lender expressly referring hereto and setting forth the provision so excluded, modified or amended. No waiver or forbearance of any of the rights and remedies of the Lender hereunder shall be effective unless made specifically in a writing signed by the Lender, and any such waiver or forbearance shall be effective only in the specific instance and for the specific purpose for which given.

     This Note shall be binding upon the Borrower and shall be enforceable against the Borrower and its successors, and shall inure to the benefit of the Lender and its successors, endorsees and assigns. The Borrower may not assign this Note or any rights hereunder without the express written consent of the Lender.

     THIS NOTE IS DELIVERED TO THE LENDER AT ITS PRINCIPAL OFFICE IN STAMFORD, CONNECTICUT, SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CONNECTICUT WITHOUT REGARD TO ITS PRINCIPLES OF CONFLICTS OF LAWS, AND SHALL TAKE EFFECT AS A SEALED INSTRUMENT. THE BORROWER AND EACH ENDORSER AND GUARANTOR OF THIS NOTE SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF CONNECTICUT AND OF THE UNITED STATES DISTRICT COURTS SITUATED THEREIN FOR ALL PURPOSES WITH RESPECT TO THIS NOTE.

     THE BORROWER HEREBY EXPRESSLY, KNOWINGLY AND VOLUNTARILY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF, IN CONNECTION WITH, OR RELATED TO THIS NOTE, INCLUDING, WITHOUT LIMITATION, IN CONNECTION WITH ANY DEFENSE, AFFIRMATIVE DEFENSE, COUNTERCLAIM OR THE LIKE ASSERTED AGAINST THE LENDER.

     IN WITNESS WHEREOF, the Borrower has caused this Note to be executed as an instrument under seal as of the date first above written.


                              THE ARISTOTLE CORPORATION

                              BY:  /s/ John J. Crawford
                                   --------------------
                                   John J. Crawford

          Its:   Chairman, President and Chief Executive Officer

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                                             PAGE 12 OF 12 PAGES


                            EXHIBIT B

                  NOTICE OF ELECTION TO CONVERT
                  SHARES OF PREFERRED STOCK OF
                    THE ARISTOTLE CORPORATION

                        FEBRUARY 9, 2000



TO:  The Aristotle Corporation
     27 Elm Street
     New Haven, CT  06511
     Attention:  Paul M. McDonald, Secretary

      PLEASE TAKE NOTICE that Geneve Corporation, the record holder of 23,608 shares of Series F Preferred Stock of The Aristotle Corporation (the "Corporation"), 4,053 shares of Series G Preferred Stock of the Corporation and 29,148 shares of Series H Preferred Stock of the Corporation, or an aggregate of 56,809 shares of Preferred Stock (collectively, the "Strouse Preferred Shares"), does hereby elect, irrevocably, to convert the Strouse Preferred Shares into an aggregate of 94,682 shares of Common Stock of the Corporation (representing 39,347 shares of Common Stock upon conversion of the 23,608 shares of Series F Preferred Stock; 6,755 shares of Common Stock upon conversion of 4,053 shares of Series G Preferred Stock; and 48,580 upon conversion of 29,148 shares of Series H Preferred Stock), effective immediately.

     This notice is being delivered to the Secretary of the Corporation, but is effective as and when written.

     Dated as of the ninth day of February, 2000.

                                   GENEVE CORPORATION


                                   By: /s/ Steven B. Lapin
                                       -------------------
                                           Steven B. Lapin
                                   Its:    President